Exhibit 14.1

WESTERN CAPITAL RESOURCES, INC.

CODE OF ETHICS FOR MANAGEMENT
(INCLUDING PRINCIPAL EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS)
AND NON-MANAGEMENT EMPLOYEES

Western Capital Resources, Inc. (the “Company”) expects the highest ethical conduct from its principal executive officer and senior financial officers, and other members of the Company’s management and headquarters staff (collectively, our “management”). In addition, the Company expects the highest ethical conduct from its other employees. Your full compliance with this Code is mandatory. In addition, you are expected to foster a culture of transparency, integrity and honesty among all employees.

Conflicts of Interest

As a member of the Company’s management, you must avoid any investment, interest or association that interferes, might interfere, or might appear to interfere, with your independent exercise of judgment in the Company’s best interests.

Situations in which your personal interests conflict with your independent exercise of judgment on behalf of the Company may include (1) situations in which you can use your position at the Company for personal gain (e.g., causing the Company to enter into a business transaction with your relatives or friends) or (2) situations which develop into actual or potential conflicts due to factors beyond your control (e.g., the bank at which your wife is an executive in commercial lending is acquired by the Company’s principal lender). Situations in the first category are strictly prohibited. Situations in the second category should be disclosed immediately to the Board of Directors of the Company for a determination on procedures to avoid impairment of independent judgment on behalf of the Company.

As with our management, we expect our other employees to take action to prevent, and where appropriate, to refrain from taking action that would cause our shareholders or customers to believe there may be, any investment, interest or association that compromises the ability of our employees to exercise their independent judgment to act in the best interests of our Company.

If you have concerns about any situation, follow the steps outlined in the Section on “Reporting Violations.”

Accurate Public Disclosures

Full, fair, accurate, timely and understandable disclosures in the Company’s periodic reports filed with the U.S. Securities and Exchange Commission and press releases is legally required and is essential to the success of our business. Our management is required to exercise the highest standard of care in preparing such public disclosures. Furthermore, we expect our employees to provide members of our management with accurate and clear information whenever they are asked to provide any information to management in connection with such public disclosures (or whenever they reasonably believe such information will be used in such public disclosures). The following guidelines are intended to be instructive but are not comprehensive:

•	All Company accounting records, as well as reports produced from those records, must comply with applicable laws, regulations, and industry standards.

•	All records, including accounting records, must fairly and accurately reflect the transactions or occurrences to which they relate.

•	All accounting records must fairly and accurately reflect, in reasonable detail, the Company’s assets, liabilities, revenues and expenses.

•	The Company’s accounting records must not contain any false or intentionally misleading entries.

•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

•	No information should be concealed from the independent auditors.

Compliance

All of our employees, including our management and our non-management employees, are expected to comply with both the letter and spirit of all applicable governmental laws, rules and regulations. Such laws, rules and regulations include, without limitation, state laws and regulations governing the operation of the Company’s business, federal and state securities laws, federal and state laws relating to data and customer privacy, financial institutions, and anti-terrorism or anti-criminal enforcement efforts.

If you fail to comply with this Code, any other specific requirements that may be set out in a contract or applicable employee handbook, and/or with any applicable laws, you will be subject to disciplinary measures, up to and including immediate discharge from the Company.

Reporting Violations

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow associates. If you are powerless to stop suspected misconduct or discover it after it has occurred, you must report it to the appropriate level of management at your location.

If you are still concerned after speaking with your local management or feel uncomfortable speaking with them (for whatever reason), you must (anonymously, if you wish) send a detailed note, with relevant documents, to Western Capital Resources, Inc., at 2201 West Broadway, Suite 1, Council Bluffs, Iowa 51501 (attention: Chief Financial Officer). If you have reason to believe that the Chief Financial Officer will not address your concerns, or if you believe your concerns have not been addressed by the Chief Financial Officer, you may address any concerns to the attention of the Chairman of the Board of Directors of the Company.

Your calls, detailed notes and/or e-mails will be dealt with confidentially. You have the commitment of Western Capital Resources, Inc. and of its Board of Directors that you will be protected from retaliation. Retaliation by anyone against any reporting person will not be tolerated.

In the course of your employment with the Company, you may be asked to provide information relating to possible violations of this Code or other Company policies. In any such event, the Company expects that you will fully cooperate with any internal investigations, including any such investigations relating to accounting, financial and audit matters.

Changes and Waivers

In accordance with the rules of the U.S. Securities and Exchange Commission, any change to, or waiver of, this Code must be immediately publicly disclosed.

Conclusion

In the final analysis, there are no universal rules or easy answers. Ask yourself whether your actions could be questioned by supervisors, associates, clients, family and the general public. If you are uncomfortable with your answer, you are encouraged to discuss the situation with your immediate supervisor or raise your concerns with the Chief Financial Officer of the Company or its Chairman of the Board of Directors (See Reporting Violations) before proceeding.

Western Capital Resources, Inc.
2201 West Broadway, Suite 1
Council Bluffs, Iowa 51501
(712) 322-4020